United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number  000-23650

Preo Software Inc. (Exact name of registrant as specified in its charter)

Suite 202, 3553 - 31st Street N.W., Calgary, Alberta, Canada T2L 2K7   (403) 265-0556

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, without nominal or par value (Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[x]
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 92

Pursuant to the requirements of the Securities Exchange Act of 1934, CDG Investments Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 24, 2008

  By:  /s/ Randy Coates

Name: Randy Coates

Title: Vice President, Operations

Persons who respond to the collection of information contained

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SEC 2069 (02-08)

a currently valid OMB control number.